Filed by Millennium Ethanol, LLC

pursuant to Rule 425 under the Securities Act of
1933, as amended, and deemed filed pursuant to

Rule 14a-12 under the Securities and Exchange
Act of 1934, as amended.

Commission File No. 0-52608

Subject Companies:  Millennium Ethanol, LLC
and US BioEnergy Corporation

June 1, 2007

Re:  Millennium Ethanol, LLC and US BioEnergy Corporation

Dear Millennium member:

We are very pleased to announce that Millennium Ethanol, LLC has entered into a definitive merger agreement through which US BioEnergy is to acquire Millennium Ethanol, LLC.  The total transaction value, including debt projected to be incurred to build the plant, is approximately $225 million to $230 million.  The aggregate consideration payable to Millennium’s members in the proposed transaction is expected to be approximately $135 million payable in US BioEnergy common stock, cash, or any combination thereof at US BioEnergy’s election; provided that, in no event will US BioEnergy issue more than 11.5 million shares of stock in the transaction.  If US BioEnergy would otherwise be required to issue more than 11.5 million shares of stock to provide approximately $135 million of value, US BioEnergy will pay the balance of the consideration in cash.  If, however, the closing price of US BioEnergy’s common stock for the ten trading days immediately prior to the special meeting of Millennium’s members to approve the merger is greater than or equal to $15.88 per share, the aggregate consideration payable to Millennium’s members will be 8.5 million shares of US BioEnergy common stock.

Total aggregate borrowings to fund completion of the plant are expected to be approximately $90-$95 million, none of which has been incurred to date.  Subject to lender consent for the transaction, Millennium Ethanol has credit arrangements in place to fully fund the expected borrowings.

The governing boards of Millennium Ethanol, LLC and US BioEnergy have unanimously approved the merger agreement, but we want to emphasize that completion of the transaction remains subject to your approval.  The proposed transaction will be submitted for your approval at a special member meeting as soon as permitted under the applicable legal and regulatory requirements.  Prior to the special meeting, you will receive disclosure materials regarding the proposed transaction, as well as information regarding US BioEnergy Corporation.  If the proposed transaction is approved by the vote of the members of Millennium Ethanol, LLC, the goal will be to complete the transaction during the third quarter of the calendar year.  In addition, the proposed transaction is subject to customary closing conditions and regulatory approvals, but is not subject to financing conditions.

US BioEnergy Corporation is a producer and marketer of ethanol and distillers grains; its stock trades on NASDAQ under the symbol “USBE”.  US BioEnergy currently owns and operates four ethanol plants (US Bio Platte Valley, US Bio Woodbury, US Bio Albert City and US Bio Ord) that have production capacity of approximately 300 MGY of ethanol per year.  US BioEnergy has three additional ethanol plants under construction. Upon completion of the construction of those facilities, US BioEnergy’s combined estimated ethanol production capacity will approximate 600 million gallons per year.  We are very excited about working with US BioEnergy and believe that US BioEnergy has established itself as an ethanol industry leader at the national level by being one of the country’s largest ethanol producers.  We also believe that US BioEnergy will be a valued partner at the local level, given US BioEnergy’s understanding of the needs of the communities in which it operates.

We are excited about the proposed transaction and look forward to providing you with additional information as soon as feasible under the applicable legal and regulatory requirements.

Sincerely,

Millennium Ethanol, LLC

By	/s/ Steven Domm

Additional Information About the Merger and Where to Find It

US BioEnergy and Millennium Ethanol intend to file a proxy statement/prospectus and other relevant materials with the Securities and Exchange Commission (the “SEC”) in connection with the proposed acquisition of Millennium Ethanol by US BioEnergy. Investors are urged to read the proxy statement/ prospectus and other relevant materials (when they become available) because they will contain important information. The prospectus/proxy statement and other relevant materials (when they become available) and any other documents filed by US BioEnergy or Millennium Ethanol with the SEC may be obtained free of charge at the SEC’s website (http://www.sec.gov).   Investors in Millennium Ethanol, LLC may obtain free copies of the prospectus/proxy statement and other relevant materials (when they become available) and other documents filed with the SEC by Millennium by directing a request to Millennium Ethanol, LLC, Attention: Steven Domm, at 44608 273rd Street, Marion, South Dakota 57043, (605) 648-3941.

Millennium Ethanol, LLC and its directors and officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect to the proposed transactions.  Information regarding the identity of each participant and a description of each participant’s direct or indirect interest in the solicitation from the proxy materials relating to the proposed transaction, when those materials become available.

Forward-looking Statements

Certain matters discussed in this letter are “forward-looking statements.” The Private Securities Litigation Reform Act of 1995 has established that these statements qualify for safe harbors from liability. Forward-looking statements may include words like “believe,” “anticipate,” “target,” “expect,” “pro forma,” “estimate,” “intend,” “guidance” or words of similar meaning. These statements include, but are not limited to, the benefits of the business combination transaction involving US BioEnergy Corporation and Millennium Ethanol, including future results, expectations regarding the construction schedule and capacity of the Marion plant and other statements that are not historical facts. Such statements are based on current beliefs, expectations, forecasts and assumptions of US BioEnergy Corporation’s and Millennium Ethanol, LLC’s management, which are subject to risks and uncertainties which could cause actual outcomes and result to differ materially from these statements. Other risks and uncertainties relating to the proposed transaction include, but are not limited to the satisfaction of conditions to closing; including receipt of member, regulatory and other consents and approvals; delays in consummating the proposed transaction; uncertainty of the expected financial performance of US BioEnergy Corporation following completion of the proposed transaction; fluctuations in the market prices and trading volumes of US BioEnergy common stock; difficulties in achieving expected cost savings, synergies and other strategic benefits; and difficulties associated with the  integration of Millennium Ethanol with US BioEnergy’s operations. For more information regarding other related risks, see Item 1A of US BioEnergy Corporation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and Item 1A of Millennium Ethanol, LLC’s Registration Statement on Form 10 filed with the SEC on April 30, 2007. Copies of these reports are available online at http://www.sec.gov. Any forward-looking statement speaks only as of the date such statement was made, and neither US BioEnergy nor Millennium Ethanol undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement was made except as required by applicable laws or regulations.